Exhibit 99.1

Unaudited Interim Report

for the three-month period ended

31 March 2012

The following is a review of our financial condition and results of operations as of 31 March 2012 and for the three-month periods ended 31 March 2012 and 2011, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev NV/SA for the three-month period ended 31 March 2012, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2011 filed with the SEC on April 13, 2012 (“2011 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2011 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 31 March 2012 and for the three-month periods ended 31 March 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 31 March 2012 and for the three-month periods ended 31 March 2012 and 2011. The reported numbers as of 31 March 2012 and for the three-month periods ended 31 March 2012 and 2011 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the three-month periods ended 31 March 2012 and 2011 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company based in Leuven, Belgium, listed on Euronext Brussels under the symbol ABI. ADSs representing our ordinary shares trade on the NYSE under the symbol BUD. We are the world’s largest brewing company by volume, and one of the world’s five largest consumer products companies. As a consumer-centric, sales-driven company, we produce, market, distribute and sell a strong, balanced portfolio of well over 200 beer brands. These include global flagship brands Budweiser®, Stella Artois® and Beck’s®; multi-country brands such as Leffe® and Hoegaarden®; and many “local champions” such as Bud Light®, Skol®, Brahma®, Quilmes®, Michelob®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®and Jupiler®. We also produce and distribute soft drinks, particularly in Latin America. Our brewing heritage and quality are rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366, and those of Anheuser & Co. brewery, established in 1852 in St. Louis, U.S.A. As of 31 December 2011, we employed approximately 116,000 people, with operations in 23 countries across the world. Given the breadth of our operations, we are organized along seven business zones or segments: North America, Latin America North, Latin America South, Western Europe, Central & Eastern Europe, Asia Pacific and Global Export & Holding Companies. The first six zones correspond to specific geographic regions in which our operations are based. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our six geographic regions.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “may” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2011 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations, changes to tax benefit programs as well as actions or decisions of courts and regulators;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil and other central banks;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

financial risks, such as interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	the risk of unexpected consequences resulting from acquisitions;

•	tax consequences of restructuring and our ability to optimize our tax rate;

•	the outcome of pending and future litigation and governmental proceedings;

•	changes in government policies;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes; and

•	our success in managing the risks involved in the foregoing.

Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that these forward-looking statements are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2011 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations for the Three-Month Period Ended 31 March 2012 Compared to Three-Month Period Ended 31 March 2011

The table below presents our condensed consolidated results of operations for the three-month periods ended 31 March 2012 and 2011.

	Three-month period ended 31 March 2012	Three-month period ended 31 March 2011	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	93,178	91,445	1.9
Revenue	9,332	9,003	3.7
Cost of sales	(3,855)	(3,899)	1.1
Gross profit	5,477	5,104	7.3
Distribution expenses	(941)	(777)	(21.1)
Sales and marketing expenses	(1,266)	(1,157)	(9.4)
Administrative expenses	(508)	(520)	2.3
Other operating income/expenses	125	105	19.0
Exceptional items	24	(41)	158.5
Profit from operations	2,911	2,714	7.3
EBITDA, as defined(2)	3,576	3,400	5.2

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

Volumes

Our reported volumes include both beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Western Europe. Volumes sold by the Global Export & Holding Companies businesses are shown separately. Our pro rata share of volumes in Grupo Modelo is not included in the reported volumes.

The table below summarizes the volume evolution by zone.

	Three-month period ended 31 March 2012	Three-month period ended 31 March 2011	Change
	(thousand hectoliters)		(%)(1)
North America	29,778	29,694	0.3
Latin America North	30,520	29,119	4.8
Latin America South	9,836	9,534	3.2
Western Europe	6,198	6,553	(5.4)
Central & Eastern Europe	4,322	4,785	(9.7)
Asia Pacific	10,914	10,199	7.0
Global Export & Holding Companies	1,611	1,562	3.1

Total	93,178	91,445	1.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the three-month period ended 31 March 2012 increased 1.7 million hectoliters, or 1.9%, to 93 million hectoliters compared to our consolidated volumes for the three-month period ended 31 March 2011.

The results for the three-month period ended 31 March 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011.

•

The 2011 acquisitions include the acquisitions in China of Liaoning Dalian Daxue Brewery Co. Ltd (“Daxue”) and Henan Weixue Beer Group Co. Ltd (“Weixue”), and the acquisitions in the United States of Fulton Street Brewery LLC (“Goose Island”) and certain distribution rights. Furthermore, our volumes were impacted by the progressive termination of the transitional supply agreement to brew and supply Labatt branded beer to KPS Capital Partners, L.P. following the disposal of InBev USA in 2009 and the termination of certain Staropramen brewing and distribution rights in 2011. These transactions impacted positively our volumes by 0.1 million hectoliters (net) for the three-month period ended 31 March 2012 compared to the three-month period ended 31 March 2011.

Excluding volume changes attributable to the acquisitions and disposals described above, our own beer volumes increased 1.4% in the three-month period ended 31 March 2012 compared to our volumes for the three-month period ended 31 March 2011. Our focus brands grew 3.5% in the three-month period ended 31 March 2012 as compared to the same period in 2011 led by Bud Light brand family and Stella Artois in the United States, Budweiser and Harbin in China, Antarctica, Brahma and Budweiser in Brazil and Quilmes in Argentina. On the same basis, in the three-month period ended 31 March 2012, our non-beer volumes increased by 6.3% compared to the same period in 2011. Third party volumes decreased 31.1% year on year due to the termination of legacy third-party commercial products contracts in Western Europe in March 2011.

North America

In the three-month period ended 31 March 2012, our volumes in North America remained basically flat compared to the three-month period ended 31 March 2011. Excluding the acquisitions and disposals described above, our total volume would have increased by 1.2%. Our shipment volumes in the United States grew 1.0% with our domestic United States beer sales-to-retailers adjusted for the number of selling days increasing 1.0% for the three-month period ended 31 March 2012 compared to 31 March 2011.

In the United States, our growth in beer sales-to-retailers adjusted for the number of selling days was the result of favorable industry trends due to better than normal weather in the central and eastern parts of the country, early signs of improvement in employment levels and innovation in the beer category. This was coupled with a solid first quarter commercial plan and the successful launch of Bud Light Platinum at the end of January 2012. We estimated that our total market share marginally declined in the three-month period ended 31 March 2012, with significant improvements in the premium-plus category following the roll-out of Bud Light Platinum.

In Canada, our beer volumes increased 3.6% during the three-month period ended 31 March 2012, driven by better weather and a partial recovery in the economy. We estimate that our market share was flat in the three-month period ended 31 March 2012, with all three focus brands, Budweiser, Bud Light and Stella Artois, growing volume and share.

Latin America North

In the three-month period ended 31 March 2012, our volumes in the Latin America North zone increased by 1.4 million hectoliters, or 4.8%, compared to the same period in 2011, with beer volume increasing 4.1% and soft drink volume increasing 6.7% on the same basis. In Brazil, our beer volume increased 4.0% during the three-month period ended 31 March 2012, compared to the same period in 2011. This increase benefited from a strong Carnival execution and the positive effect of higher consumer disposable income, helped by the 7.5% real increase in the minimum wage, partially offset by lower temperatures and higher rainfall than normal in January 2012. We estimate our market share grew to 69.0%, with the one liter bottle and the continued roll-out of Antarctica Sub-Zero and Skol 360 contributing as positive volume drivers for the business.

Latin America South

Latin America South volumes for the three-month period ended 31 March 2012 increased by 0.3 million hectoliters, or 3.2%, with beer and non-beer volumes increasing 2.8% and 3.8%, respectively, compared to the same period in 2011. Our beer volumes in Argentina grew 4.7% in the three-month period ended 31 March 2012 compared to the same period in 2011 as a result of a good industry performance and strong marketing campaigns. Our focus brand Quilmes benefited from such marketing campaigns and our focus brand Stella Artois continued to expand its leading position in the premium category.

Western Europe

Our volumes, including subcontracted volumes, for the three-month period ended 31 March 2012 decreased by 0.4 million hectoliters, or 5.4%, compared to the three-month period ended 31 March 2011, following the termination of third party legacy commercial products contracts in the United Kingdom in March 2011. Excluding the acquisitions and disposals described above, our volumes would have decreased by 5.1%. Own beer volume for the three-month period ended 31 March 2012 decreased 2.5%.

In Belgium, own beer volumes decreased 1.2% in the three-month period ended 31 March 2012, as weak industry performance, driven by poor weather, was mitigated by the growth of our focus brand Jupiler. In Germany, own beer volumes increased 0.4% in the three-month period ended 31 March 2012, helped by a stable industry. In the United Kingdom, own beer volumes, excluding cider, declined 9.7% in the three-month period ended 31 March 2012 as a consequence of weak industry performance, driven by higher unemployment levels compared to the same period in 2011 and an increase in value-added taxes, coupled with competitive activity in the off-trade channel.

Central & Eastern Europe

Our volumes for the three-month period ended 31 March 2012 decreased by 0.5 million hectoliters, or 9.7%, compared to the three-month period ended 31 March 2011. In Russia, our beer volumes fell 8.5% for the three-month period ended 31 March 2012 driven principally by the immediate implementation of a price increase following an excise tax adjustment. As a result of the price increase, we estimate that our market share declined in the quarter. However, Bud continued to perform well and grew by 37% in the three-month period ended 31 March 2012, supported by marketing initiatives.

In Ukraine, our beer volumes decreased 11.5% for the three-month period ended 31 March 2012 in line with a weak industry performance, driven by very cold temperatures.

Asia Pacific

For the three-month period ended 31 March 2012, our volumes grew 0.7 million hectoliters, or 7.0%, compared to the same period in 2011. Excluding the acquisitions described above, our total volume would have increased by 3.2% in the three-month period ended 31 March 2012 compared to the same period in 2011. On the same basis, beer volumes in China grew 3.2%. We estimate that in China, our focus brands grew by 9.1% in the three-month period ended 31 March 2012, mainly driven by the Budweiser and Harbin brands, as we continue to transition local brands volumes into focus brand volumes.

Global Export & Holding Companies

For the three-month period ended 31 March 2012, Global Export & Holding Companies volume increased 3.1%, compared to the same period in 2011. Excluding the acquisitions and disposals described above, our volumes would have decreased by 5.0%.

Revenue

The following table reflects changes in revenue across our business zones for the three-month period ended 31 March 2012 as compared to our revenue for the three-month period ended 31 March 2011.

	Three-month period ended 31 March 2012	Three-month period ended 31 March 2011	Change
	(USD million)		(%) (1)
North America	3,731	3,543	5.3
Latin America North	2,861	2,831	1.1
Latin America South	818	695	17.7
Western Europe	757	834	(9.2)
Central & Eastern Europe	305	303	0.7
Asia Pacific	538	447	20.4
Global Export & Holding Companies	322	351	(8.3)

Total	9,332	9,003	3.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 9,332 million for the three-month period ended 31 March 2012. This represented an increase of 3.7% as compared to our consolidated revenue for the three-month period ended 31 March 2011 of USD 9,003 million. The results for the three-month period ended 31 March 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and currency translation effects.

•

The 2011 acquisitions include the acquisitions in China of Daxue and Weixue, and the acquisitions in the United States of Goose Island and certain distribution rights. Furthermore, the 2011 volumes were impacted by the progressive termination of the transitional supply agreement to brew and supply Labatt branded beer to KPS following the disposal of InBev USA in 2009 (collectively the “2011 acquisitions and disposals”). These acquisitions and disposals negatively impacted our consolidated revenue by USD 11 million (net) for the three-month period ended 31 March 2012 compared to the three-month period ended 31 March 2011.

•

Our consolidated revenue for the three-month period ended 31 March 2012 also reflects a unfavorable currency translation impact of USD 220 million mainly arising from currency translation effects in Latin America North, Latin America South, Asia Pacific and Western Europe.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our revenue would have increased 6.2% for the three-month period ended 31 March 2012 compared to the three-month period ended 31 March 2011. Our consolidated revenue for the three-month period ended 31 March 2012 was partly impacted by the developments in volume discussed above. On the same basis, revenue per hectoliter improved 4.9%. The increase was driven by our revenue management initiatives and benefits from the premiumization of our portfolio.

The main business zones contributing to growth in our consolidated revenues were North America, due to favorable industry trends, early signs of employment level improvements, price increases implemented at the end of 2011 and brand mix contribution; Latin America North, driven by good performance and the positive effect in consumer disposable income aforementioned; Latin America South as a result of good industry performance in Argentina; and Asia Pacific supported by improved brand mix and selective price increases.

Cost of Sales

The following table reflects changes in cost of sales across our business zones for the three-month period ended 31 March 2012 as compared to the three-month period ended 31 March 2011:

	Three-month period ended 31 March 2012	Three-month period ended 31 March 2011	Change
	(USD million)		(%)(1)
North America	(1,538)	(1,618)	4.9
Latin America North	(914)	(908)	(0.7)
Latin America South	(296)	(253)	(17.0)
Western Europe	(338)	(396)	14.6
Central & Eastern Europe	(181)	(183)	1.1
Asia Pacific	(326)	(264)	(23.5)
Global Export & Holding Companies	(261)	(278)	6.1

Total	(3,855)	(3,899)	1.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 3,855 million for the three-month period ended 31 March 2012. This represented a decrease of USD 44 million, or 1.1%, compared to our consolidated cost of sales for the three-month period ended 31 March 2011. The results for the three-month period ended 31 March 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and currency translation effects.

•

The 2011 acquisitions and disposals described above positively impacted our consolidated cost of sales by USD 12 million (net) for the three-month period ended 31 March 2012 compared to the three-month period ended 31 March 2011.

•

Our consolidated cost of sales for the three-month period ended 31 March 2012 also reflects a positive currency translation impact of USD 67 million mainly arising from currency translation effects in Latin America North, Latin America South, Asia Pacific and Western Europe.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects, and the effects of the amendment of the distribution system in the United States from a freight pass through system to a delivered price model as described below, our cost of sales would have increased by 3.1%. Our consolidated cost of sales for the three-month period ended 31 March 2012 was partly impacted by the developments in volume discussed above. On the same basis, cost of sales increased 2.2% on a per hectoliter basis as compared to the three-month period ended 31 March 2011, primarily driven by higher input and production costs, especially in Latin America South, Asia Pacific, and Central and Eastern Europe, partially offset by the termination of third party legacy contracts in Western Europe in March 2011.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the three-month period ended 31 March 2012 as compared to the three-month period ended 31 March 2011. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the three-month period ended 31 March 2012 were USD 2,590 million, representing an increase of USD 241 million, or 10.3% compared to our operating expenses for the same period 2011.

Distribution expenses

The following table reflects changes in distribution expenses across our business zones for the three-month period ended 31 March 2012 as compared to the three-month period ended 31 March 2011:

	Three-month period ended 31 March 2012	Three-month period ended 31 March 2011	Change
	(USD million)		(%)(1)
North America	(315)	(188)	(67.6)
Latin America North	(356)	(323)	(10.2)
Latin America South	(70)	(59)	(18.6)
Western Europe	(87)	(96)	9.4
Central & Eastern Europe	(41)	(46)	10.9
Asia Pacific	(45)	(33)	(36.4)
Global Export & Holding Companies	(27)	(32)	15.6

Total	(941)	(777)	(21.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated distribution expenses were USD 941 million for the three-month period ended 31 March 2012. This represented an increase of USD 164 million, or 21.1%, as compared to the three-month period ended 31 March 2011. The results for the three-month period ended 31 March 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and currency translation effects.

•

The 2011 acquisitions and disposals described above negatively impacted our consolidated distribution expenses by USD 1 million (net) for the three-month period ended 31 March 2012 compared to the three-month period ended 31 March 2011.

•	Our consolidated distribution expenses for the three-month period ended 31 March 2012 also reflect a positive currency translation impact of USD 28 million.

Excluding the effects of the business acquisitions and disposals, the currency translation effects described above, and the effects of the amendment of the distribution system in the United States from a freight pass through system to a delivered price model as described below, the increase in distribution expenses would have been 12.4%, resulting primarily from higher fuel costs, the extension of our wholly owned distribution network in recent months and the national roll-out of Bud Light Platinum in the United States, increases in direct distribution and higher transportation costs in Brazil, and labor and transportation costs increases ahead of inflation in Argentina.

Sales and marketing expenses

Marketing expenses include all costs relating to the support and promotion of brands, including operating costs (such as payroll and office costs) of the marketing departments, advertising costs (such as agency costs and media costs), sponsoring and events and surveys and market research. Sales expenses include all costs relating to the selling of products, including operating costs (such as payroll and office costs) of the sales department and sales force.

The following table reflects changes in sales and marketing expenses across our business zones for the three-month period ended 31 March 2012 as compared to the three-month period ended 31 March 2011:

	Three-month period ended 31 March 2012	Three-month period ended 31 March 2011	Change
	(USD million)		(%)(1)
North America	(423)	(384)	(10.2)
Latin America North	(328)	(303)	(8.3)
Latin America South	(76)	(69)	(10.1)
Western Europe	(156)	(159)	1.9
Central & Eastern Europe	(87)	(92)	5.4
Asia Pacific	(139)	(106)	(31.1)
Global Export & Holding Companies	(57)	(44)	(29.5)

Total	(1,266)	(1,157)	(9.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated sales and marketing expenses were USD 1,266 million for the three-month period ended 31 March 2012. This represented an increase of USD 109 million, or 9.4%, as compared to our sales and marketing expenses for the three-month period ended 31 March 2011. The results for the three-month period ended 31 March 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and currency translation effects.

•

The 2011 acquisitions and disposals described above negatively impacted our consolidated sales and marketing expenses by USD 4 million (net) for the three-month period ended 31 March 2012 compared to the three-month period ended 31 March 2011.

•	Our consolidated sales and marketing expenses for the three-month period ended 31 March 2012 also reflect a positive currency translation impact of USD 24 million.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our overall sales and marketing expenses for the three-month period ended 31 March 2012 would have increased 11.1%, due to higher investments behind our brands and innovations, the timing of certain marketing initiatives and media inflation.

Administrative expenses

The following table reflects changes in administrative expenses across our business zones for the three-month period ended 31 March 2012 as compared to the three-month period ended 31 March 2011:

	Three-month period ended 31 March 2012	Three-month period ended 31 March 2011	Change
	(USD million)		(%)(1)
North America	(121)	(138)	12.3
Latin America North	(129)	(146)	11.6
Latin America South	(22)	(20)	(10.0)
Western Europe	(71)	(77)	7.8
Central & Eastern Europe	(27)	(26)	(3.8)
Asia Pacific	(57)	(41)	(39.0)
Global Export & Holding Companies	(81)	(73)	(11.0)

Total	(508)	(520)	2.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated administrative expenses were USD 508 million for the three-month period ended 31 March 2012. This represented a decrease of USD 12 million, or 2.3%, as compared to our consolidated administrative expenses for the three-month period ended 31 March 2011. The results for the three-month period ended 31 March 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and currency translation effects.

•

The 2011 acquisitions and disposals described above negatively impacted our consolidated administrative expenses by USD 2 million (net) for the three-month period ended 31 March 2012 compared to the three-month period ended 31 March 2011.

•	Our consolidated administrative expenses for the three-month period ended 31 March 2012 also reflect a positive currency translation impact of USD 11 million.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, administrative expenses would have decreased by 0.5%.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business zones for the three-month period ended 31 March 2012 as compared to the three-month period ended 31 March 2011:

	Three-month period ended 31 March 2012	Three-month period ended 31 March 2011	Change
	(USD million)		(%)(1)
North America	11	6	83.3
Latin America North	84	83	1.2
Latin America South	(5)	(3)	(66.7)
Western Europe	3	5	(40.0)
Central & Eastern Europe	(2)	—	—
Asia Pacific	25	4	525.0
Global Export & Holding Companies	9	11	(18.2)

Total	125	105	19.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our other operating income and expenses for the three-month period ended 31 March 2012 was USD 125 million. This represented an increase of USD 20 million, or 19.0%, compared to the three-month period ended 31 March 2011. The results for the three-month period ended 31 March 2012 reflect a negative translation impact of USD 4 million.

Excluding the effects of currency translation effects, other operating income and expenses would have increased by 22.6% for the three-month period ended 31 March 2012 as compared to the same period in 2011.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be of significance in nature, and accordingly, our management has excluded these items from their segment measures of performance.

For the three-month period ended 31 March 2012, exceptional items consisted of restructuring charges, business and asset disposals, and acquisition costs of business combinations. Exceptional items were as follows for the three-month period ended 31 March 2012 and 2011:

	Three-month period ended 31 March 2012	Three-month period ended 31 March 2011
	(USD million)
Restructuring (including impairment losses)	(5)	(39)
Business and asset disposal (including impairment losses)	29	(1)
Acquisitions costs business combinations	—	(1)

Total	24	(41)

Restructuring

Exceptional restructuring charges (including impairment losses) amounted to a net cost of USD 5 million for the three-month period ended 31 March 2012 as compared to a net cost of USD 39 million for the three-month period ended 31 March 2011. The 2012 charges are primarily related to organizational alignments in North America and Western Europe.

Business and asset disposal

Business and asset disposals (including impairment losses) amounted to a net benefit of USD 29 million for the three-month period ended 31 March 2012 compared to a net cost USD 1 million for the same period in 2011. The 2012 net benefit relates to the sale of certain non-core assets.

Profit from Operations

The following table reflects changes in profit from operations across our business zones for the three-month period ended 31 March 2012 as compared to the three-month period ended 31 March 2011:

	Three-month period ended 31 March 2012	Three-month period ended 31 March 2011	Change
	(USD million)		(%)(1)
North America	1,368	1,184	15.5
Latin America North	1,217	1,233	(1.3)
Latin America South	350	292	19.9
Western Europe	108	110	(1.8)
Central & Eastern Europe	(33)	(46)	28.3
Asia Pacific	(4)	6	—
Global Export & Holding Companies	(96)	(64)	(50.0)

Total	2,911	2,714	7.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations increased to USD 2,911 million for the three-month period ended 31 March 2012. This represented an increase of USD 197 million, or 7.3%, as compared to our profit from operations for the three-month period ended 31 March 2011. The results for the three-month period ended 31 March 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011, currency translation effects and the effects of certain exceptional items as described above.

•

2011 acquisitions and disposals described above negatively impacted our consolidated profit from operations by USD 6 million (net) for the three-month period ended 31 March 2012 compared to the three-month period ended 31 March 2011.

•	Our consolidated profit from operations for the year ended 31 December 2011 also reflects a negative currency translation impact of USD 100 million.

•

Our profit from operations for the three-month period ended 31 March 2012 was positively impacted by USD 24 million of certain exceptional items, as compared to a negative impact of USD 41 million for the three-month period ended 31 March 2011. See “—Exceptional Items” above for a description of the exceptional items during the three-month periods ended 31 March 2012 and 2011.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the three-month period ended 31 March 2012 as compared to three-month period ended 31 March 2011:

	Three-month period ended 31 March 2012	Three-month period ended 31 March 2011	Change
	(USD million)		(%)(1)
Profit	2,220	1,471	50.9
Net finance cost	380	926	59.0
Income tax expense	437	427	(2.3)
Share of result of associates	(126)	(110)	14.5

Profit from operations	2,911	2,714	7.3
Depreciation, amortization and impairment	665	686	3.1

EBITDA, as defined(2)	3,576	3,400	5.2

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2011 Compared to Year Ended 31 December 2010—EBITDA, as defined” of our 2011 Annual Report for additional information on our definition and use of EBITDA, as defined.

Our EBITDA, as defined, increased to USD 3,576 million for the three-month period ended 31 March 2012. This represented an increase of USD 176 million, or 5.2%, as compared to our EBITDA, as defined, for three-month period ended 31 March 2011. The results for the three-month period ended 31 March 2012 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2011 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was positively impacted by USD 24 million (before impairment losses) of certain exceptional items in the three-month period ended 31 March 2012, as compared to a negative impact of USD 8 million during the three-month period ended 31 March 2011. See “—Exceptional Items” above for a description of the exceptional items during the three-month period ended 31 March 2012 and 2011.

Net Finance Cost

	Three-month period ended 31 March 2012	Three-month period ended 31 March 2011	Change
	(USD million)		(%)(1)
Net interest expense	(448)	(657)	31.8
Accretion expense	(41)	(41)	—
Other financial results	109	(60)	—

Net finance costs before exceptional finance costs	(380)	(758)	49.9
Mark-to-market adjustment on derivatives	—	(156)	—
Accelerated accretion expense	—	(12)	—

Exceptional finance costs	—	(168)	—

Net finance costs	(380)	(926)	59.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the three-month period ended 31 March 2012 was USD 380 million, as compared to USD 926 million for the three-month period ended 31 March 2011, or a decrease of USD 546 million. There was no further refinancing during the three-month period ended 31 March 2012, and therefore we did not incur in any exceptional net finance costs during this period. For the three-month period ended 31 March 2011, exceptional finance costs were USD 168 million.

Net interest expenses reached USD 448 million for the three-month period ended 31 March 2012 compared to USD 657 million for the same period in 2011, mainly as a result of reduced net debt levels and lower coupon resulting from the debt refinancing and repayments which occurred in 2011. Other financial results for the three-month period ended 31 March 2012 amount to a net benefit of USD 109 million primarily due to gains from derivative contracts to hedge risks associated with different share-based compensation programs, partially offset by costs of currency hedges as well as the payment of bank fees and taxes on financial transactions in the normal course of business.

Share of result of associates

Our share of result of associates for the three-month period ended 31 March 2012 was USD 126 million as compared to USD 110 million for the three-month period ended 31 March 2011, attributable to the results of our investment in Grupo Modelo in Mexico.

Income Tax Expense

Our total income tax expense for the three-month period ended 31 March 2012 amounted to USD 437 million, with an effective tax rate of 17.3% (as compared to 23.9% for the three-month period ended 31 March 2011). The effective tax rate was lower in the three-month period ended 31 March 2012 compared to the same period in 2011 mainly due to shifts of profit mix to countries with lower tax marginal rates, as well as incremental income tax benefits in Brazil.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 532 million for the three-month period ended 31 March 2012, an increase of USD 25 million from USD 507 million for the three-month period ended 31 March 2011, as a result of the strong performance of Ambev, as well as currency translation effects.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the three-month period ended 31 March 2012 was USD 1,688 million with basic earnings per share of USD 1.06, based on 1,598 million shares outstanding, representing the weighted average number of shares outstanding during the three-month period ended 31 March 2012. Excluding the after-tax exceptional items discussed above, profit attributable to our equity holders for the three-month period ended 31 March 2012 would have been USD 1,673 million and basic earnings per share would have been USD 1.05.

Outlook

Our outlook for 2012 remains essentially unchanged from the one we provided in our results for the year ended December 31, 2011 filed on Form 6-K with the SEC on 13 April 2012.

Momentum in our United States business continues, supported by a solid commercial plan, a healthy innovation pipeline and good revenue per hectoliter performance. As communicated previously, we expect softer shipments in the United States in the second quarter of 2012 as a result of adjustments to our shipping patterns, making the second quarter of 2012 a more difficult quarter from an EBITDA, as defined, growth perspective. In Brazil, the 7.5% real increase in the minimum wage should help to accelerate industry beer volumes. We expect our volumes in Brazil to resume growth in 2012, with a better balance between volume and price than the previous year.

We expect revenue per hectoliter to grow ahead of inflation, on a constant geographic basis, as a result of continued brand investment and revenue management best practices. In Brazil, we expect 2012 beer revenue per hectoliter growth to be in line with inflation. When we make estimations on a constant geographic basis, we assume that each country in which we operate accounts for the same percentage of our global volume in 2012 as it did in 2011. In this way, for example, we seek to eliminate the impact for comparative purposes of faster growth in countries with lower revenue per hectoliter.

We expect cost of sales per hectoliter to increase by mid single digits in 2012 on a constant geographic basis, with global commodity cost increases being partly mitigated by procurement savings and efficiency gains in our operations.

We expect distribution expenses per hectoliter to increase by mid to high single digits in 2012. It should also be noted that the United States distribution system has been amended from a freight pass-through to a delivered price model. Consequently, in 2012, our cost of sales will decrease and our distribution expenses will increase, with no net impact on EBITDA, as defined. The 2012 quarterly results will therefore include a scope adjustment between cost of sales and distribution expenses of approximately 6% of 2011 North America cost of sales.

We will continue to drive top-line performance by investing behind our brands. This should lead to an increase in sales and marketing investments of mid to high single digits on an organic basis.

For the full year 2012, we expect the average coupon on net debt to be in the range of 5.0% to 5.5% per annum.

Our expectation for net capital expenditure in 2012 is approximately 3.2 billion USD.

As of 31 March 2012, approximately one third of our gross debt is denominated in currencies other than the US dollar, principally the euro and the Brazilian real. We remain fully committed to deleveraging and expect to reach a net debt to EBITDA, as defined (adjusted for exceptional items) ratio to 2:1 during the course of 2012.

Recent Developments

Strategic alliance in the Caribbean:

On 16 April 2012, we announced that our majority-owned subsidiary Ambev, and E. León Jimenes S.A., which owns 83.5% of Cervecería Nacional Dominicana S.A. (“CND”), entered into a transaction to form a strategic alliance to create the leading beverage company in the Caribbean through the combination of their businesses in the region.

Ambev’s initial indirect interest in CND will be acquired through a cash payment of approximately USD 1.0 billion and the contribution of Ambev Dominicana. The combined entities would have had net revenues of approximately USD 570 million in 2011 and are expected to have an estimated combined EBITDA for the first 12 months of operations of approximately USD 190 million, which implies an EV/EBITDA multiple of approximately 13x. The closing of the transaction, which is subject to customary conditions precedent, is expected to take place in the second quarter of 2012.

Separately, Ambev Brasil, a closely-held subsidiary of Ambev, will acquire an additional stake in CND of 9.3%, which is currently owned by Heineken N.V. for USD 237 million at the closing date, at which point Ambev will own a total indirect interest of approximately 51% in CND.

Modelo dividend:

On 30 April 2012, we received a dividend of 9.2 billion Mexican pesos (approximately USD 715 million) from our participation in Grupo Modelo. We hold a 35.31% direct interest in Grupo Modelo, and a 23.25% direct interest in Diblo S.A. de C.V., Grupo Modelo’s operating subsidiary, providing us with, directly and indirectly, a 50.35% economic interest in Modelo without however having voting or other control of either Grupo Modelo or Diblo.